Pursuant to Rule 35d-1 under the Investment Company
Act of 1940, as amended, the following Funds changed their investment policies to invest,under normal conditions, at least 80% of their net assets plus the amount of borrowings for investment purposes in the types of investments suggested by their names: JPMorgan California Tax Free Money
Market Fund, JPMorgan Tax Free Money Market Fund,
JPMorgan New York Tax Free Money Market Fund,
JPMorgan Treasury Plus Money Market Fund and
JPMorgan U.S. Government Money Market Fund, each a series of Mutual Fund Trust.